SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*
Arbinet-thexchange, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
03875P100

(CUSIP Number)
January 15, 2009

(Date of Event which Requires Filing of this
Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	03875P100	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		615,434

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		888,809

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		615,434

WITH	8	SHARED DISPOSITIVE POWER

		888,809

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,504,243

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%

12	TYPE OF REPORTING PERSON

	IN-IA-OO **
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.

Page	3	of	5

Item 1(a). Name of Issuer:	Arbinet-thexchange, Inc.

Item 1(b). Address of Issuers’s Principal Executive Offices:	120 Albany Street
Tower II, Suite 450
New Brunswick, New Jersey 08901

Item 2(a). Name of Person Filing:	Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida
34102

Item 2(c). Citizenship:	U.S.A.

Item 2(d). Title of Class of Securities:	Common Stock

Item 2(e). CUSIP Number:	03875P100
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 615,434 shares of the reported securities as (i) the manager of a limited liability company that is the general partner of a certain limited partnership, and (ii) an individual. The reporting person has shared voting and dispositive power with respect to 888,809 shares of the reported securities as investment advisor to the trustee of certain family trusts.
(a) 1,504,243
(b) 5.8%
(c) (i) sole voting power: 615,434
(ii) shared voting power: 888,809
(iii) sole dispositive power: 615,434
(iv) shared dispositive power: 888,809
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than the shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Page	4	of	5
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable
Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

2

Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2009	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III